# APPENDIX B:
# FINANCIAL STATEMENTS
(Unaudited)

## No operating history

This Business was established recently. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

# Eden Cafe LLC
## Income Statement - unaudited
## For the periods ended 12/31/2021

| | Current Period |
| --- | --- |
| | **1/1/2021 to 12/31/2021** |
| **REVENUES** | |
| Sales | $ - |
| Other Revenue | - |
| **TOTAL REVENUES** | **-** |
| | |
| **COST OF GOODS SOLD** | |
| Cost of Sales | - |
| Supplies | - |
| Other Direct Costs | - |
| **TOTAL COST OF GOODS SOLD** | **-** |
| | |
| **GROSS PROFIT (LOSS)** | **-** |
| | |
| **OPERATING EXPENSES** | |
| Advertising and Promotion | - |
| Bank Service Charges | - |
| Business Licenses and Permits | - |
| Computer and Internet | - |
| Depreciation | - |
| Dues and Subscriptions | - |
| Insurance | - |
| Meals and Entertainment | - |
| Miscellaneous Expense | - |
| Office Supplies | - |
| Payroll Processing | - |
| Professional Services - Legal, Accounting | - |
| Occupancy | - |
| Rental Payments | - |
| Salaries | - |
| Payroll Taxes and Benefits | - |
| Travel | - |
| Utilities | - |
| Website Development | - |
| **TOTAL OPERATING EXPENSES** | **-** |

**OPERATING PROFIT (LOSS)** -

**INTEREST (INCOME), EXPENSE & TAXES**
Interest (Income) -
Interest Expense -
Income Tax Expense -
**TOTAL INTEREST (INCOME), EXPENSE & TAXES** -

**NET INCOME (LOSS)** $        -

# Eden Cafe LLC
## Balance Sheet - unaudited
## For the period ended 12/31/2021

|  | Current Period |
|---|---|
|  | **31-Dec-21** |
| **ASSETS** |  |
| **Current Assets:** |  |
| Cash | $ - |
| Petty Cash | - |
| Accounts Receivables | - |
| Inventory | - |
| Prepaid Expenses | - |
| Employee Advances | - |
| Temporary Investments | - |
| **Total Current Assets** | - |
|  |  |
| **Fixed Assets:** |  |
| Land | - |
| Buildings | - |
| Furniture and Equipment | - |
| Computer Equipment | - |
| Vehicles | - |
| Less: Accumulated Depreciation | - |
| **Total Fixed Assets** | - |
|  |  |
| **Other Assets:** |  |
| Trademarks | - |
| Patents | - |
| Security Deposits | - |
| Other Assets | - |
| **Total Other Assets** | - |
|  |  |
| **TOTAL ASSETS** | $ - |
|  |  |
| **LIABILITIES** |  |
| **Current Liabilities:** |  |
| Accounts Payable | $ - |
| Business Credit Cards | - |
| Sales Tax Payable | - |
| Payroll Liabilities | - |
| Other Liabilities | - |

| | | |
|---|---|---|
| Current Portion of Long-Term Debt | | - |
| **Total Current Liabilities** | | - |
| | | |
| **Long-Term Liabilities:** | | |
| Notes Payable | | - |
| Mortgage Payable | | - |
| Less: Current portion of Long-term debt | | - |
| **Total Long-Term Liabilities** | | - |
| | | |
| **EQUITY** | | |
| Capital Stock/Partner's Equity | | - |
| Opening Retained Earnings | | - |
| Dividends Paid/Owner's Draw | | - |
| Net Income (Loss) | | - |
| **Total Equity** | | - |
| | | |
| **TOTAL LIABILITIES & EQUITY** | $ | - |
| | | |
| <span style="color:red">Balance Sheet Check</span> | | - |

I, Emmitt Bronkema, certify that:

1. The financial statements of Eden Cafe LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Eden Cafe LLC has not been included in this Form as Eden Cafe LLC was formed on 12/21/2021 and has not filed a tax return to date.

Signature     *Emmitt Bronkema*

Name:     Emmitt Bronkema

Title:     Owner